UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 14, 2019

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In the Matter of

DLP Positive Fixed Returns Fund LLC	**ORDER DECLARING OFFERING**
605 Market Street	**STATEMENT ABANDONED UNDER THE**
St. Augustine, FL 32095	**SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-10929

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DLP Positive Fixed Returns Fund LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on November 14, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary